Filed by Computer Associates International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company: Sterling Software, Inc.
Commission File No. 001-08465

February 14, 2000

Dear Sterling Software client:

As you may have learned, Computer Associates today announced an agreement to acquire Sterling Software Inc. (http://www.ca.com/press/2000/02/sterling.htm). The planned merger is very exciting to everyone involved in both companies. By combining two world-class organizations with complementary technology, philosophies and values, we will be in a position to extend our global leadership in the delivery of software and services that enable faster, better, safer and more reliable eBusiness computing.

Many of you may know CA from our leadership in key technology areas such as enterprise management and Internet security. In addition to these high growth markets, we are extremely focused on being the leading provider in storage and network management, business intelligence and portal solutions, and in the design, deployment and integration of enterprise applications.

CA's business, built on a combination of world-class technology and high value-added consulting services, will immediately benefit from complementary technology and services from Sterling Software, helping you exploit the incredible opportunities afforded by the Internet era.

Both Sterling Williams, the president and CEO of Sterling Software, and I are committed to making this transition and merger the best the industry has ever seen. While the next few months will be filled with intense discussion about integration opportunities, product strategies and plans for the combined company, our number one priority is to provide superior service, support, and an open line of communication to our clients.

We invite you to contact us at www.ca.com/sterlingclient for any assistance during this transition, or on how we might engage your organization to more effectively support your business.

We look forward to a long and productive partnership.

Sincerely,

Sanjay Kumar
President and Chief Operating Officer


We urge investors and security holders to read the following documents, when they become available, regarding the exchange offer and the merger (described above), because they will contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements, final prospectus, and tender offer material.

- Computer Associates' Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.